November 5, 2012	Philip T. Colton Direct Tel.: (612) 604-6729 Direct Fax: (612) 604-6929 pcolton@winthrop.com

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:  Mark P. Shuman – Branch Chief – Legal
Jan Woo – Attorney-Advisor

RE:	Navarre Corporation
Registration Statement on Form S-3
Filed October 22, 2012
File No. 333-184540

Ladies and Gentlemen:

On behalf of Navarre Corporation (the “Company”), a Minnesota corporation, and with the Company’s permission, we are responding to the comments contained in correspondence from Mr. Mark P. Shuman, dated October 25, 2012 (the “Comment Letter”) to the Company’s Registration Statement on Form S-3 filed on October 22, 2012 (the “Registration Statement”).  For the Staff’s convenience, each response is preceded by the related Staff Comment.

General

Comment 1.
Please revise so that your document specifically incorporates by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your latest fiscal year for which a Form 10-K was required to be filed.  See Item 12(a)(2) of Form S-3.  In this regard, we note that you have not incorporated by reference your current reports on Form 8-K filed April 4, 2012 and April 13, 2012.

Response 1.
The Registration Statement has been revised in response to the Staff’s comment to specifically incorporate by reference the Company’s Current Reports on Form 8-K filed since the end of the latest fiscal year.

November 5, 2012
Securities and Exchange Commission

The Company intends to file an acceleration request as soon as practicable after being advised that the Commission has no further comments.

If you have any questions in connection with this letter, please contact the undersigned at (612) 604-6729.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

/s/Philip T. Colton
Philip T. Colton

cc:   Ryan F. Urness (Navarre Corporation)